NEW EXECUTIVE AND BOARD APPOINTMENTS ANNOUNCED

Toronto, July 18, 2007 - Eiger Technology, Inc.’s (TSX: AXA, OTCBB: ETIFF) ("Eiger") Chief Executive Officer, John Simmonds, is pleased to announce a number of executive and Board changes that are effective immediately, subject to regulatory approval.

Jason Moretto is appointed to the positions of President and Chief Operating Officer.  Mr. Moretto has been involved with finance and accounting throughout his career, having held executive-level positions and serving as a director on several Canadian and U.S. public companies’ boards as well as on an advisory committee to the Ontario Securities Commission.  Mr. Moretto is a Chartered Financial Analyst, a Certified General Accountant and holds a Bachelor of Commerce degree from the University of Toronto.  He will be responsible for executing a new growth strategy for Eiger going forward.  Mr. Moretto resigns as Chief Financial Officer, a position he has held since January 2004.  He will continue to serve as a Director of the Board.

Stephen Dulmage has been named a Director to the Eiger Board.  Mr. Dulmage is a Director of Wireless Age Communications, Inc., a U.S. publicly-listed company. Recently, he was Chief Financial Officer of African Gold Group, Inc. and a Director of Oromonte Resources Inc., both companies listed on the TSX Venture Exchange.  Mr. Dulmage spent 20 years in the Canadian investment industry ending in 1988 as Chief Financial Officer of RBC Dominion Securities, then Canada's largest investment dealer. Mr. Dulmage earned a Batchelor of Arts degree from McMaster University in 1964 and became a Chartered Accountant in 1967 with Price Waterhouse.

Gary Hokkanen will assume the position of Chief Financial Officer.  Mr. Hokkanen is a Certified Management Accountant with over nine years experience in public company financial management at the executive level.

Additionally, Sidney Harkema has retired from the Eiger Board, on which he has served since August 1992.  Management thanks Mr. Harkema for his contribution to the Board and wishes him well in his retirement.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forwardlooking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
Jason Moretto
Eiger Technology, Inc., Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com